TITANIUM ASSET MANAGEMENT CORP.
777 East Wisconsin Avenue, Suite 2350
Milwaukee, WI 53202-5310
December 23, 2008
VIA EDGAR, COURIER AND FACSIMILE
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-4561
Attention: Jennifer R. Hardy, Legal Branch Chief

Re:	Titanium Asset Management Corp. Response Letter Dated November 20, 2008 Relating to the Form 10-12G, Amendment No. 2 (the “Form 10”) Filed on November 4, 2008 File No. 000-53352
Ladies and Gentlemen:
     On behalf of Titanium Asset Management Corp. (the “Company”), this letter responds to a comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to a response letter dated November 20, 2008 relating to the above-referenced filing in a letter dated December 12, 2008. For your convenience, the response is keyed to the comment in the letter. Capitalized terms used but not defined in this letter have the respective meanings given to them in the Form 10.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 12
1.	We note your response to comment one from our letter dated November 20, 2008. While we understand the reasons why you may not wish to present performance information by security class, we continue to believe that information about changes in Assets Under Management would be useful to investor. Please revise your filing to include a tabular presentation of changes in Assets Under Management by security type. The tabular presentation should quantify (either in dollar or percentage terms) the extent to which Assets Under Management were influenced by each of the three variables noted in your response: the addition of new accounts, termination of accounts, and investment performance. The tabular presentation should be accompanied by a discussion of the factors which contributed to fluctuations in each of the three variables.
     The Company respectfully requests that the Staff withdraw its request that it include a tabular presentation of assets under management by type of security that shows the influence of

TITANIUM ASSET MANAGEMENT CORP.

Division of Corporation Finance
Securities and Exchange Commission
December 23, 2008

the addition of new accounts, termination of accounts and investment performance. The Company believes that presenting this information in this form will not enable the reader to derive detailed understanding of the Company’s current or long-term financial performance; indeed, information so provided may be misleading.
     As we indicated in our prior response, changes in assets under management have three main drivers. Actually, each of the three overall drivers is made up of two more subtle components, so that changes in assets under management during any period may be the result of up to six factors:
•	Business won
•	Inflows into existing accounts
•	Business lost
•	Outflow from existing accounts
•	Market returns
•	Performance versus benchmarks
     Absent unusual circumstances (such as the death of Gary Wood immediately after we acquired Wood Asset Management), in the short term, the largest influence on assets under management may come from the market return, with the performance versus benchmarks component of investment performance likely to be a significantly smaller contributor. For example, in the year to date our active equity strategies at Wood Asset Management are approximately five percentage points ahead of their benchmarks, but those benchmarks have fallen approximately forty percentage points. It is not clear to us what inference could be drawn from the market returns/performance versus benchmarks aggregate “investment performance.” The falling equity market has clearly impacted assets and therefore revenues, but the very good relative performance has improved our ability to win new business in the medium term. Yet, just the deterioration would be apparent from the table.
     Further, we are reluctant in general to give prominence to short-term results. To present quarterly figures in an assets under management table would, in our view, be inappropriate. Of more relevance to the long-term financial performance of the Company is our 3-5 year investment performance against relevant benchmarks, since it is that performance which clients and their consultants typically review when deciding whether to retain or dismiss an investment manager. We could add a separate table showing our long-term performance across our investment strategies but, as we stated in our previous response letter, the inclusion of this type of information in a public document could subject the Company to enforcement action under Investment Advisers Act Rule 206(4)-1.

TITANIUM ASSET MANAGEMENT CORP.

Division of Corporation Finance
Securities and Exchange Commission
December 23, 2008

     The Company similarly believes a breakdown by security type (presumably equities, bonds and money markets) will not enhance the reader’s understanding of the current and prospective financial performance of the Company. We have approximately twenty different investment strategies, distributed through several different channels (directly, via investment consultants and through broker-dealers). As described in the Form 10 and in our prior response, different products and channels will have different revenues and associated costs. For example, the management of short duration bonds typically attracts a lower fee than the management of longer duration bonds. Very large institutional accounts may attract a lower fee than a broker-dealer account. A longer duration bond account distributed through a broker-dealer could command a fee three or four times as great (as a percentage of assets) as a short duration institutional account. Therefore, unless the type of asset and its distribution channel were broken down into very granular form, showing business by asset type will give very little information about the Company’s financial results.
     For similar reasons, showing the aggregate contribution of performance across one asset class — for example, equities — could again be misleading. An aggregate assets under management table showing a positive overall equity performance may mask the fact that one strategy may be doing well but another strategy is doing poorly. Apparently satisfactory figures will, in this example, hide a potential longer term deterioration in the prospects for one part of the Company’s activities.
     Since the Company’s activities are diverse, (approximately 2,400 clients and, as noted above, multiple strategies and distribution channels), we respectfully propose to include the following in further filings in respect of assets under management:
•	A table showing aggregate assets under management and identifying new business won/lost and inflows/outflows to existing accounts (the balancing item will be a combination of market return and performance versus benchmarks). This table will be accompanied by a commentary discussing relevant developments.
•	A table showing the distribution of assets by major investment strategy (grouping similar strategies) with a commentary discussing relevant developments, set out in a way that does not breach the requirements of Investment Advisers Act Rule 206(4)-1.
•	A table showing the distribution of assets by broad client type, with a commentary discussing relevant developments.
     We believe that providing the information in this way will provide a combination of factual and qualitative information that informs the reader.

TITANIUM ASSET MANAGEMENT CORP.

Division of Corporation Finance
Securities and Exchange Commission
December 23, 2008

     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned at (414) 765-1980 or Barbara M. Lange with Orrick, Herrington & Sutcliffe LLP at (415) 773-5749 with any questions concerning these responses.

Very truly yours,
/s/ Larry Haslee Larry Haslee Chief Financial Officer